UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Results of INLIF LIMITED’s 2026 Extraordinary General Meeting of Shareholders

The 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) of INLIF LIMITED (the “Company”) was held at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China, on Tuesday, September 15, 2026 at 9:30 a.m. EST. The Meeting was the reconvening of the Company’s extraordinary general meeting originally convened at the same time and place on September 8, 2026 (the “Original Meeting”), which was adjourned for lack of a quorum.

At the close of business on July 27, 2026, the record date for determining the holders of Ordinary Shares entitled to vote at the Meeting, there were outstanding and entitled to vote 1,046,390 Class A ordinary shares, par value $0.32 per share and carrying one (1) vote each share (the “Class A Ordinary Shares”), and 43,908 Class B ordinary shares, par value $0.32 per share and carrying twenty (20) votes each share (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”).

Under the Company’s currently effective sixth (6th) amended and restated memorandum and articles of association (the “Current M&A”), the quorum for the Meeting is one or more holders representing not less than one-third (1/3) of the outstanding Ordinary Shares carrying the right to vote at the Meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy. For this purpose, the Class A Ordinary Shares and the Class B Ordinary Shares are counted together in determining whether a quorum is present.

The Current M&A further provide that, if a quorum is not present within 15 minutes after the time appointed for a meeting, the meeting stands adjourned to the same time and place seven (7) days later. If a quorum is still not present within 15 minutes after the time appointed for the adjourned meeting, the shareholders then present in person or by proxy constitute a quorum, even if they represent less than one-third (1/3) of the outstanding Ordinary Shares.

The holders of 68,181 Class A Ordinary Shares and 43,908 Class B Ordinary Shares were represented in person or by proxy at the reconvened Meeting, which constituted a quorum for the Meeting in accordance with Article 11.2(b) of the Current M&A and applicable Cayman Islands law. In this respect, the Company was following home country practice in the Cayman Islands in lieu of satisfying the quorum-related requirements of Nasdaq Listing Rule 5620(c).

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting and the accompanying explanatory statement, as amended (the “Meeting Notice”), which were filed as exhibits to the Company’s Current Report on Form 6-K with the U.S. Securities and Exchange Commission on August 14, 2026 (File No. 001-42456).

At the Meeting, the shareholders of the Company approved and adopted the following resolutions:

Proposal	No. 1.	to increase, by ordinary resolution, the authorized share capital of the Company from: US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”);

Proposal	No. 2.	to adopt, by special resolution and subject to and immediately following the Share Capital Increase being effected, by the Company the seventh (7th) amended and restated memorandum and articles of association substantially in the form attached as Exhibit A to the Meeting Notice, to (i) reflect the Share Capital Increase, (ii) amend Article 11.1(b), and (iii) incorporate certain housekeeping changes;

Proposal	No. 3.	to reduce, by special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements under sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands, the par value of each authorized Ordinary Share of the Company from US$0.32 to US$0.0001 through certain specific steps described in further detail in the Explanatory Statement accompanying the Notice of this Meeting and to authorize the board of directors of the Company (the “Board of Directors”) to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”);

Proposal	No. 4.	to adopt, by special resolution and subject to and immediately following the Share Capital Reorganization being effected, by the Company an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization;

Proposal	No. 5.	to adopt, by special resolution and subject to all necessary governmental and regulatory consents: (a) the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands as a BVI business company under the laws of the BVI (“Migration”), and the authorization to any director of the Company (a “Director”) to sign (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in the British Virgin Islands, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration; (b) the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI (“BVI MAA”), substantially in the form attached as Exhibit B to Meeting Notice, in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association; and (c) the authorization of the Board of Directors and any Director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, finalizing and making any changes to the BVI MAA as may be necessary to effect the Migration.

Proposal	No. 6.	to ratify, by ordinary resolution, the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and

Proposal	No. 7.	to adjourn the Meeting, by ordinary resolution, to a later date or dates or sine die, if necessary.

The voting results for each proposal considered at the Meeting, reflecting the votes cast by the Class A Ordinary Shares and the Class B Ordinary Shares voting together, were as follows:

Proposal	Class of Issue	For	Against	Abstain
	Class A Ordinary Shares	64,226.30	2,151.90	1,802.30
	Class B Ordinary Shares	878,160.00	0	0
No. 1	Total	942,386.30	2,151.90	1,802.30
	Class A Ordinary Shares	64,106.60	2,175.00	1,899.00
	Class B Ordinary Shares	878,160.00	0	0
No. 2	Total	942,266.60	2,175.00	1,899.00
	Class A Ordinary Shares	65,399.90	975.70	1,805.00
	Class B Ordinary Shares	878,160.00	0	0
No. 3	Total	943,559.90	975.70	1,805.00
	Class A Ordinary Shares	65,401.80	976.40	1,802.30
	Class B Ordinary Shares	878,160.00	0	0
No. 4	Total	943,561.80	976.40	1,802.30
	Class A Ordinary Shares	64,409.90	1,968.40	1,802.30
	Class B Ordinary Shares	878,160.00	0	0
No. 5	Total	942,569.90	1,968.40	1,802.30
	Class A Ordinary Shares	65,472.40	809.20	1,899.00
	Class B Ordinary Shares	878,160.00	0	0
No. 6	Total	943,632.40	809.20	1,899.00
	Class A Ordinary Shares	64,568.60	1,708.70	1,903.40
	Class B Ordinary Shares	878,160.00	0	0
No. 7	Total	942,728.60	1,708.70	1,903.40

Press Release Announcing the Voting Results

On September 16, 2026, the Company issued a press release announcing the voting results of the Meeting. A copy of the press release, entitled “INLIF LIMITED Announces Results of Extraordinary General Meeting of Shareholders”, is attached hereto as Exhibit 99.1.

Filing of the Seventh (7th) Amended and Restated Memorandum and Articles of Association

The Company will file the Seventh (7th) Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands to reflect the Share Capital Increase in accordance with the requirements under Cayman Islands law. A copy of the Seventh (7th) Amended and Restated Memorandum and Articles of Association is attached to this Report as Exhibit 3.1.

Incorporation By Reference

This report, including the exhibits included hereto, shall be deemed to be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026, and (ii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025, and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Seventh Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated September 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

4